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April 18, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Anu Dubey

Re: Virtus Variable Insurance Trust 485(a) Filing (File No. 811-04642)

Ladies and Gentlemen:

Thank you for your telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on April 15, 2024, pertaining to the above-referenced 485(a) filing submitted by Virtus Variable Insurance Trust (the “Trust”) on February 29, 2024. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please update the Series ID for Virtus Strategic Allocation Series in EDGAR to reflect that fund’s new name.

Response: The requested update has been made.

2.	Comment: On the cover of each fund’s prospectus, please add the ticker symbol for each class.

Response: The funds of the Trust do not have ticker symbols, so we have made no changes in response to this comment.

3.	Comment: Please confirm to the Staff that the contractual fee waiver/expense limitation agreement applicable to each fund will be filed as an exhibit to the registration statement.

Response: The Trust confirms that the contractual fee waiver/expense limitation agreement applicable to each fund will be filed as an exhibit to the registration statement.

4.	Comment: Please confirm to the Staff that the contractual fee waiver/expense limitation agreement applicable to each fund will be effective for at least one year from the effective date of the registration statement and that as a result the date to be inserted into the applicable footnote to each fund’s Fees and Expenses table will be at least one year from the effective date of the registration statement.

Response: This Trust confirms that the contractual fee waiver/expense limitation agreement applicable to each fund will be effective for at least one year from the effective date of the registration statement and that the date to be inserted into the footnote to each fund’s Fees and Expenses table will be April 30, 2025.

5.	Comment: Please disclose in the footnote to each fund’s Fees and Expenses table pertaining to the contractual fee waiver/expense limitation agreement who, if anyone, is able to terminate the agreement during the listed term.

Response: The Trust confirms that we have added to each such footnote, “Prior to April 30, 2025, only the Series’ Board may modify or terminate the expense limitation agreement.”

Anu Dubey, U.S. SEC April 18, 2024 Page 2 of 8

6.	Comment: With respect to Virtus Duff & Phelps Real Estate Securities Series, please consider whether commercial real estate market risks should be described as a separate principal risk for this fund.

Response: After consulting with the applicable fund’s subadviser regarding current market conditions and assessing the fund’s current exposure to commercial real estate, the Trust respectfully declines to make this change on the basis that the fund does not have significant exposure to commercial real estate and the fund’s subadviser does not believe that the market conditions are so significantly different from historical conditions to nevertheless make the risks associated with commercial real estate more material to the fund than other real estate investment risks.

7.	Comment: With respect to the indexes listed in the performance table for each fund, please consider revising the parenthetical after the index name to, “reflects no deduction for fees or expenses” or “reflects no deduction for fees, expenses or taxes,” and please confirm that for the indexes listed that do not reference taxes in the parenthetical do reflect deduction for taxes.

Response: The Trust confirms that we have reviewed the calculation methodologies for the relevant indexes and adjusted the parentheticals as appropriate. The Trust notes that certain indexes listed do reflect any dividends net of local withholding taxes, which is why some of them still do not state that they reflect no deduction for taxes.

8.	Comment: With respect to Virtus Duff & Phelps Real Estate Securities Series, please add the three last sentences of the third paragraph (regarding equity REITs) in “More About Principal Investment Strategies” to the principal investment strategies section of the fund’s summary prospectus.

Response: The Trust confirms that this change has been made.

9.	Comment: With respect to Virtus Duff & Phelps Real Estate Securities Series, please identify specific ESG factors that the subadviser considers in its investment analysis.

Response: The Trust confirms that the following sentence has been added to the disclosure regarding the subadviser’s consideration of ESG factors in its investment analysis: “For example, such factors may include to what extent individual companies can receive a fiduciary benefit and save expenses on the use of water, waste and energy, as well as their tenant/occupier satisfaction which is helpful for maintaining occupancy, and the quality of the board, its structure, and transparency for the benefit of shareholders.”

10.	Comment: With respect to each fund that lists investment in foreign securities as a principal investment strategy, if the fund invests in emerging markets securities as a principal strategy and does not already disclose this please add disclosure to the principal investment strategies and risks regarding emerging markets investing.

Response: The Trust confirms that after consultation with each applicable fund’s subadviser and assessing the funds’ current exposure to emerging markets, the existing disclosure correctly identifies those funds investing in emerging markets as a principal strategy. Therefore, we have made no changes in response to this comment.

11.	Comment: With respect to each fund that lists “Sector Focused Investing Risk” as a principal risk, if focusing on a particular sector is a principal strategy please state that in the principal investment strategies.

Response: The Trust confirms that if focusing on a particular sector is a principal strategy, the disclosure already states it, so we have made no changes in response to this comment. The Trust notes that the risk factor, “Sector Focused Investing Risk” is intended to be used for funds that do not intentionally focus their investments in particular sectors but either have done so in the past or have been identified by their subadvisers as potentially doing so in the future due to the subadviser’s investment approach.

Anu Dubey, U.S. SEC April 18, 2024 Page 3 of 8

12.	Comment: With respect to each fund investing in ADRs, if investing in unsponsored ADRs is a principal strategy, please disclose the specific risks of unsponsored ADRs in the risk disclosure pertaining to depositary receipts.

Response: The Trust confirms that although investing in unsponsored ADRs is permitted, it is not a principal strategy for any of the funds other than Virtus KAR Small-Cap Growth Series. We have added a reference to unsponsored ADRs to the third sentence of that fund’s principal investment strategies, as follows: “Although the Series invests primarily in U.S. companies, it may invest in foreign securities and sponsored or unsponsored depositary receipts.” We have also added disclosure to the existing Depositary Receipts risk regarding unsponsored ADRs, as follows:

“Depositary receipts may be issued in sponsored or un-sponsored programs. In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts. In an un-sponsored program, the issuer may not be directly involved in the creation of the program. Although the U.S. regulatory requirements applicable to ADRs generally are similar for both sponsored and un-sponsored programs, in some cases it may be easier to obtain financial and other information from an issuer that has participated in the creation of a sponsored program. To the extent the Series invests in depositary receipts of an un-sponsored program, there may be an increased possibility the Series would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer of the security underlying an ADR on a timely basis. While readily exchangeable with stock in local markets, the depositary receipts in an unsponsored program may be less liquid than those in a sponsored program.”

13.	Comment: With respect to Virtus KAR Equity Income Series, please disclose what “high-quality” means in the sentence that reads, “The Series invests in a diversified portfolio of primarily high-quality, dividend-paying U.S. companies,” in the principal investment strategies section of the fund’s prospectus.

Response: The Trust confirms that we have amended the third sentence of the same paragraph as the referenced sentence to state, “The subadviser considers companies it believes to have a durable competitive advantage, strong management and low financial risk and to be able to grow over market cycles to be ‘high-quality’ for purposes of the fund’s investment strategy.”

14.	Comment: With respect to Virtus KAR Small-Cap Growth Series, please disclose in the fund’s principal investment strategies what growth stocks are.

Response: The Trust confirms that we have added the following sentence to the fund’s principal investment strategies disclosure: "The subadviser defines ‘growth’ companies as those companies exhibiting faster growth that typically reinvest their cash flows into their businesses to sustain growth rather than paying the cash out in the form of dividends.”

15.	Comment: With respect to Virtus KAR Small-Cap Growth Series, consideration of ESG factors is disclosed as a principal investment strategy in the Item 9 disclosure. Please explain to the Staff why ESG Consideration is listed as an additional risk rather than a principal risk of the fund.

Anu Dubey, U.S. SEC April 18, 2024 Page 4 of 8

Response: The Virtus Funds fund complex went through an ESG-focused examination by the Staff several years ago, as a result of which the Staff advised the fund complex to ensure that if a subadviser was considering ESG factors, even if simply integrating such factors into its investment analysis without emphasis, it should be disclosed in the fund’s prospectus. As a result, where a subadviser considers such factors but does not consider ESG consideration to be an independent investment strategy we added disclosure to the “More About Principal Investment Strategies” section of the fund’s prospectus as additional information regarding how the subadviser carries out the principal investment strategies that are listed in the summary section and to comply with the request while attempting to avoid the opposite issue of overemphasizing the consideration of ESG factors. When such disclosure is added to the “More About Principal Investment Strategies” rather than the summary section, we consider the risk to be an additional risk because consideration of ESG factors is not itself principal to the fund but instead more of a background risk.

16.	Comment: With respect to Virtus KAR Small-Cap Value Series, the additional index shown in the table and the additional index defined below the table do not match. Please reconcile.

Response: The Trust confirms that the table has been corrected to reflect the Russell 2000® Value Index, reconciling the two references.

17.	Comment: With respect to Virtus Newfleet Multi-Sector Intermediate Bond Series, the first sentence of the fund’s principal investment strategies disclosure states, “the Series seeks to generate high current income and total return,” but the fund has an investment objective of long-term total return without a reference to current income. Please reconcile.

Response: The Trust confirms that the first sentence of the fund’s principal investment strategies disclosure has been amended to instead state, “the Series seeks to generate a competitive total return, inclusive of a high level of current income.”

18.	Comment: With respect to Virtus Newfleet Multi-Sector Intermediate Bond Series, please identify the 14 sectors in which the fund invests and any corresponding risks.

Response: The Trust confirms that the fund’s principal investment strategies disclosure has been amended to include the 14 sectors in the bullet point list following the statement that the fund invests in 14 sectors, as follows:

“The Series seeks diversification among 14 sectors as described below in order to increase return potential and reduce risk.

Under normal circumstances, the Series invests at least 80% of its assets in fixed income securities. The Series seeks to achieve its objective by investing in a diversified portfolio of primarily intermediate-term bonds having a dollar-weighted average duration of between three and ten years and that are in one of the following market sectors:

▪  Securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities. Sectors include U.S. Treasuries and Agency Debentures;

▪  Collateralized mortgage obligations (“CMOs”), real estate mortgage investment conduits (“REMICs”) and other pass-through securities, including those issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities. Sectors include Asset-backed Securities (ABS), Commercial Mortgage-Backed Securities (CMBS), Non-agency Residential Mortgage-Backed Securities (RMBS), and Agency Residential Mortgage-Backed Securities (MBS);

Anu Dubey, U.S. SEC April 18, 2024 Page 5 of 8

▪  Debt instruments issued by foreign issuers, including foreign governments and their political subdivisions and issuers located in emerging markets. Sectors include Emerging Markets High Yield, Yankee High Quality, and Non-US Dollar;

▪  Investment grade securities (primarily of U.S. issuers, secondarily of non-U.S. issuers), which are securities with credit ratings within the four highest rating categories of a nationally recognized statistical rating organization, including short-term securities. Sectors include Corporate High Quality, Municipals, and Taxable Municipals; and

▪  High-yield debt instruments (so-called “junk bonds”), including bank loans (which are generally floating-rate). Sectors include Corporate High Yield and Bank Loans, including both secured loans and “covenant lite” loans which have few or no financial maintenance covenants that would require a borrower to maintain certain financial metrics.”

Further, the Trust has added disclosure regarding “Covenant-Lite Loans Risk” and “Municipal Bonds Risk” to the fund’s principal risks.

19.	Comment: If Virtus Newfleet Multi-Sector Intermediate Bond Series invests in covenant lite loans as a principal strategy, please disclose the risks of those loans in the fund’s principal risks.

Response: The Trust confirms that the following disclosure has been added to the principal risks in the summary section: “Covenant Lite Loans Risk: The lack of financial maintenance covenants in covenant lite loans increases the risk that the fund will experience difficulty or delays in enforcing its rights on its holdings of such loans, which may result in losses, especially during a downturn in the credit cycle.” Further, the following disclosure has been added to the section “More About Principal Risks”:

“Covenant Lite Loans

Because covenant lite loans contain few or no financial maintenance covenants, they may not include terms that permit the lender of the loan to monitor the borrower’s financial performance and, if certain criteria are breached, declare a default, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. As a result, the fund could experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or securities with financial maintenance covenants, which may result in losses, especially during a downturn in the credit cycle.”

20.	Comment: Virtus Newfleet Multi-Sector Intermediate Bond Series lists Mortgage-Backed and Asset-Backed Securities Risk as a principal risk, but there is no mention of mortgage-backed or asset-backed securities in its principal investment strategies disclosure. Please reconcile.

Response: The Trust confirms that the fund’s principal investment strategies disclosure has been amended to include the referenced securities. Please refer to Response 18 for the revised disclosure.

21.	Comment: With respect to Virtus Newfleet Multi-Sector Intermediate Bond Series, please reconcile the bullet-point disclosure in “More About Principal Investment Strategies” with the disclosure in the summary section principal investment strategies, because the summary section states that there are 14 sectors in which the fund invests but the later section only has six bullet points.

Response: The Trust confirms that we have replaced the bullet point list in the “More About Principal Investment Strategies” section with the amended summary section disclosure discussed in Response 18 above.

22.	Comment: Please indicate in the summary prospectus for Virtus Newfleet Multi-Sector Intermediate Bond Series that that fund employs a duration neutral strategy.

Response: The Trust confirms that the requested change has been made.

Anu Dubey, U.S. SEC April 18, 2024 Page 6 of 8

23.	Comment: If investing in securities with long-term maturities or durations is a principal strategy for Virtus Newfleet Multi-Sector Intermediate Bond Series, please add that information to the fund’s principal investment strategy disclosure.

Response: The Trust confirms that the requested disclosure has been added. Please refer to the sentence prior to the bullet point list in Response 18 for the new disclosure.

24.	Comment: With respect to Virtus Newfleet Multi-Sector Intermediate Bond Fund, please consider disclosing the specific risks of credit default swaps in connection with the derivatives risk disclosure, as credit default swaps are the derivatives identified in that fund’s principal investment strategies.

Response: The Trust confirms that we have added the following disclosure to “Derivatives and Other Similar Transactions” in “More About Principal Risks”:

“As a seller of a credit default swap, the Series effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Series is subject to investment exposure on the notional amount of the swap. Additionally, holding a position in a credit default swap could result in losses if the Series does not correctly evaluate the creditworthiness of the company on which the credit default swap is based.”

25.	Comment: With respect to Virtus SGA International Growth Series, because the disclosure states that consideration of ESG factors is not an investment strategy, please move the disclosure regarding consideration of ESG factors elsewhere. Alternatively, if it is an investment strategy, please remove the statement that it is not and also disclose specific ESG factors that are considered.

Response: The Trust confirms that after consulting with the fund’s subadviser, we have moved the disclosure to the “More About Principal Investment Strategies” section to be consistent with the other funds’ disclosure regarding consideration of ESG factors where the subadviser has indicated that such consideration supports the overall investment analysis rather than constituting an investment strategy of its own. Please see Response 15 for additional information regarding this approach.

26.	Comment: With respect to Virtus SGA International Growth Series, because the disclosure states that consideration of ESG factors is not an investment strategy, please move the ESG Risk disclosure out of the principal risks section.

Response: The Trust confirms that in connection with moving the disclosure regarding consideration of ESG factors to Item 9, the ESG Risk disclosure has been moved to the “Additional Risks Associated with Investment Techniques and Series Operations” section. Please see Response 15 for additional information regarding this approach.

27.	Comment: If Virtus SGA International Growth Series is currently concentrated in a particular geographic location, please disclose the specific risks of that location.

Response: The Trust confirms that Virtus SGA International Growth Series is not currently concentrated in a particular geographic location.

28.	Comment: With respect to Virtus SGA International Growth Series, please consider whether Industrial-Related Risk should be disclosed in the summary prospectus principal risks list.

Anu Dubey, U.S. SEC April 18, 2024 Page 7 of 8

Response: The Trust notes that the fund’s principal risks list in the summary prospectus already includes this disclosure. (It reads, “Focused Investment Risk (Industrial-Related Risk): To the extent the Series focuses its investments in a limited number of issuers, sectors, industries or geographic regions, it may be subject to increased risk and volatility. Industrial companies are affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies.) Therefore, we have made no changes in response to this comment.

29.	Comment: With respect to Virtus Tactical Allocation Series, the Fees and Expenses table is missing footnote (a) that is referenced therein. Please confirm that the footnote will be included in the effective registration statement and provide the language to the Staff for review.

Response: The Trust confirms that the footnote will be included in the effective registration statement. Below is the language for the Staff’s review:

“(a) The Series’ investment adviser has contractually agreed to limit the Series’ total annual operating expenses (excluding certain expenses, such as front-end sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 0.98% through April 30, 2025. Prior to April 30, 2025, only the Series' Board may modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. The adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the Series to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

30.	Comment: If Virtus Tactical Allocation Series invests in covenant lite loans as a principal strategy, please disclose the risks of those loans in the fund’s principal risks.

Response: The Trust confirms that the following disclosure has been added to the principal risks in the summary section: “Covenant Lite Loans Risk: The lack of financial maintenance covenants in covenant lite loans increases the risk that the fund will experience difficulty or delays in enforcing its rights on its holdings of such loans, which may result in losses, especially during a downturn in the credit cycle.” Further, the following disclosure has been added to the section “More About Principal Risks”:

“Covenant Lite Loans

Because covenant lite loans contain few or no financial maintenance covenants, they may not include terms that permit the lender of the loan to monitor the borrower’s financial performance and, if certain criteria are breached, declare a default, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. As a result, the fund could experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or securities with financial maintenance covenants, which may result in losses, especially during a downturn in the credit cycle.”

31.	Comment: If investing in securities with long-term maturities or durations is a principal investment strategy for Virtus Tactical Allocation Series, please add that information to the fund’s principal investment strategies disclosure.

Response: The Trust confirms that the fund’s existing disclosure states, “the Series’ fixed income allocation has a dollar-weighted average duration of between two and eight years.” Therefore, we have made no changes in response to this comment.

Anu Dubey, U.S. SEC April 18, 2024 Page 8 of 8

32.	Comment: For Virtus Tactical Allocation Series, please consider adding collateralized mortgage obligations, real estate mortgage investment conduits, and other pass-through securities to the principal investment strategies listed in the fund’s summary prospectus or explain to the Staff why you do not believe that doing so is appropriate.

Response: The Trust confirms that we have added the referenced security types to the sentence regarding types of fixed income investments in which the fund may invest in the summary prospectus.

33.	Comment: For Virtus Tactical Allocation Series, the dollar-weighted average duration of the fund’s fixed income portfolio listed in the summary prospectus does not match the one listed in “More About Principal Investment Strategies.” Please reconcile.

Response: The Trust confirms that we have reconciled the two statements by disclosing in both locations that under normal circumstances the fund’s duration is maintained at a level similar to that of its fixed income benchmark, which normally results in the dollar-weighted average duration of the fund’s fixed income portfolio being between two and eight years.

34.	Comment: On the cover of the Statement of Additional Information, please add a hyperlink to the annual report to the statement that the audited financial statements appear in the annual report.

Response: The Trust confirms that the requested change has been made.

35.	Comment: In the list of fundamental investment policies, please disclose the fundamental investment policy of Virtus Duff & Phelps Real Estate Securities Series to concentrate its investments in the real estate industry and confirm to the Staff that this fund does not concentrate in any other industry.

Response: The Trust confirms that the requested change has been made and that the referenced fund does not concentrate in any other industry. The revised policy reads as follows:

“A Series may not purchase securities in a given industry if, after giving effect to the purchase, more than 25% of its total assets would be invested in the securities of one or more issuers conducting business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities), except that Duff & Phelps Real Estate Securities Series will concentrate its assets in the real estate industry.”

36.	Comment: In the list of fundamental investment policies, please revise or delete the statement that Virtus Tactical Allocation Series “may” concentrate its investments in the banking industry because it provides impermissible flexibility.

Response: The Trust confirms that the referenced sentence has been deleted.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

Jennifer Fromm
Vice President, Secretary and Chief Legal Officer
Virtus Variable Insurance Trust

cc: Ralph Summa